DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02037062

NO ACT
P.E 2-8-02
1-11609

PROCESSED
MAY 30 2002
THOMSON
FINANCIAL

April 5, 2002

Act 1934
Section
Rule 14A-8
Public Availability 4/5/2002

Glenn M. Reiter
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017-3954

Re: Toys "R" Us, Inc.
Incoming letter dated February 8, 2002

Dear Mr. Reiter:

This is in response to your letter dated February 8, 2002 concerning the shareholder proposal submitted to Toys "R" Us by the Laborers' District Council of Western Pennsylvania Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Dennis Sarnowski
Administrator
Laborers' Combined Funds of Western Pennsylvania
1109 Fifth Avenue
Pittsburgh, PA 15219-6203

CRGH

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

February 8, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Toys "R" Us, Inc. –
Securities Exchange Act of 1934: Rule 14a-8(i)

Ladies and Gentlemen:

Toys "R" Us, Inc., a Delaware corporation (the "Company"), received a letter dated December 10, 2001 from the Laborers' District Council of Western Pennsylvania Pension Fund presenting a stockholder proposal to be included in the Company's proxy materials (the "Proposal") for its forthcoming annual meeting of stockholders scheduled to be held on June 5, 2002. We have attached a copy of the Proposal as Exhibit A hereto. On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it omits the Proposal from its proxy materials for either of the following reasons:

1. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(10), because it has already been substantially implemented; and

2. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(7), because it relates to the conduct of ordinary business operations.

The Proposal

The Proposal requests that the Company describe the Board of Directors role in the development and monitoring of the Company's long-term strategic plan, including (1) a description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes; and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development processes.

Discussion

1. The Proposal May Be Properly Omitted from the Company's Proxy Materials in Reliance on Rule 14a-8(i)(10), because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a proposal that has been substantially implemented.[1] "A determination that [a] company has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (available March 28, 1991); see also Washington Gas Light Co. (available December 1, 1997); Northern States Power Co. (available February 16, 1995). The Staff has consistently found that a shareholder's proposal is excludable where a company's practices and procedures address the issues raised by that proposal. See, e.g., Sears, Roebuck and Co. (available February 23, 1998); The Limited, Inc. (available March 15, 1996); The Gap, Inc. (available March 8, 1996). For instance, in Texaco, the proponent requested that Texaco adopt the Valdez Principles which would have required Texaco to make periodic environmental disclosures and submit to a uniform environmental compliance review in addition to its adopted environmental policies and compliance review procedures. Texaco argued that it had in place a complete program regarding public disclosure of its environmental policies and of its compliance procedures. Although Texaco's policies and procedures did not include the specific compliance and disclosure recommendations of the Valdez principles, the Staff permitted the omission of the proponent's proposal because Texaco's policies compared favorably with the Valdez principles.

We have been advised by the Company as to the role of the Board of Directors (the "Board") in the Company's strategic planning process and its plan to include disclosure concerning such role in its proxy statement for the Company's 2002 Annual Meeting, as follows:

The Board regularly monitors the strategic planning process of the Company through its oversight of senior management. In recent years, the Board has devoted at least one meeting each year to the strategic planning and development of the Company. In addition, senior management frequently is called upon to update the Board on the progress of the Company's strategic initiatives at other Board meetings. It has also been the policy of the Company to provide members of the Board with complete access to senior management and other employees of the Company, as well as pertinent information, to foster director participation on a well-informed basis in all Board functions, including with respect to the strategic planning process.

The Board has recently completed a review of the Company's corporate governance structure and is expected to ratify at its scheduled March 13, 2002 meeting a

[1] The Staff has stated its position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (available February 3, 1993). Therefore, if a major portion of the Proposal has been substantially implemented, the entire Proposal is excludable.

proposed set of Corporate Governance Guidelines (the "Guidelines"). Among other things, the Guidelines will, in effect, codify the existing Company's policies and practices regarding the role of the Board in the strategic planning process, as described in the preceding paragraph.

The Company undertakes to include a description of the Guidelines in its proxy statement for the 2002 Annual Meeting. This description will address, among other things, the specific Guidelines provisions concerning the role of the Board in the Company's strategic planning process. If, for any reason, the Board does not adopt the Guidelines at its scheduled March 13, 2002 meeting or otherwise before mailing of the proxy statement, the Company undertakes to include a description in the proxy statement of its existing policies and practices relating to the Board's participation in the strategic planning process.

In the light of the foregoing, the Company believes that the Proposal has been substantially implemented such that the Proposal may be properly omitted from the Company's proxy materials.

2. The Proposal May Be Properly Omitted from the Company's Proxy Materials in Reliance on Rule 14a-8(i)(7), because It Relates to the Conduct of Ordinary Business Operations.

Under Rule 14a-8(i)(7), a company may exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The term "ordinary business", as used in Rule 14a-8(i)(7), is a "term of art" rooted in the corporate law concept intended to provide a company's management with flexibility in directing certain core matters involved in the company's business and operations. SEC Release No. 34-40018 (May 21, 1998) (the "Release").

The policies of Rule 14a-8(i)(7) are, consistent with the policy of the corporate laws of many states, to confine the resolution of ordinary business problems to a corporation's board of directors and management, because it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting, and to avoid stockholder entanglement and "micro-management" in matters about which stockholders, as a group, are not in a position to make an informed judgment. Id.

Under the General Corporation Law of the State of Delaware (the "DGCL"), the business of a corporation is to be managed by its directors. Section 141(a) of the DGCL states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (2001). See generally Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1150 (Del. 1990) ("Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental

principle, codified in [Section] 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 953 (Del. 1985) ("The board has a large reservoir of authority upon which to draw. Its duties and responsibilities proceed from the inherent powers conferred by 8 Del. C. § 141(a), respecting management of the corporation's 'business and affairs.'"); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."). The Board, in accordance with Section 141(a) of the DGCL, manages the business and affairs of the Company, including the strategic development of the Company.

The Staff has indicated that where, as is the case here, a proposal would require a report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. When it does, the proposal will be excludable even though it requires only the preparation of a report and not the taking of any action with respect to such business operations. SEC Release No. 34-20091 (August 16, 1983). See also CVS Corporation (available February 1, 2000).

An examination of the subject matter of the report requested by the Proposal indicates that it involves the conduct of the ordinary business operations of the Company. The Proposal requests a report of the role of the Company's board of directors in the development and monitoring of the Company's long-term strategic plan and, more specifically, a report on the Company's corporate strategy development process, including timelines. The Company views the strategic development process as an inextricable part of its business practices and operations.

The Staff has previously permitted the exclusion from a company's proxy materials of a shareholder proposal urging the delivery of an annual strategic report to shareholders. In CVS Corporation (available February 1, 2000), the Staff concluded that a proposal urging the Company to deliver an annual strategic plan report to its shareholders describing the company's goals, the strategic initiatives designed to accomplish the stated goals and the accompanying range of corporate programs and policies could be excluded under Rule 14a-8(i)(7) "as relating to ordinary business operations (i.e., business practices and policies)."

In addition, the Staff has held that proposals requesting investigations of the registrant's business operations or the conduct of its management, or requesting reports to shareholders covering such matters, may be omitted under Rule 14a-8(i)(7). In Westinghouse Electric Corporation (available January 27, 1993), the shareholder's proposal requested that the company issue to shareholders a comprehensive and detailed report of the business practices and operations of the company for a six-year period. The Staff agreed that the proposal could be excluded from the company's proxy statement under Rule 14a-8(i)(7), since "it deals with a matter relating to the conduct of the ordinary business operations of the Company (i.e., business practices and operations)." See also Mobil Corporation (available February 13, 1989) ("[t]here appears to be some basis for your view that the proposal [relating to the formation of a stockholder committee to review corporate objectives and their implementation] may be omitted from the Company's proxy materials under Rule 14a-8[(i)](7) since it appears to deal with a matter relating to the ordinary business operations of the Company (i.e., questions of corporate objectives and goals)").

The Staff has also indicated that proposals directed at a company's business strategies and operations may be properly excluded under Rule 14a-8(i)(7). See Marsh Supermarkets, Inc. (available May 8, 2000) (stating that, with respect to a shareholder proposal to recommend that the company's board of directors engage an investment banker to explore alternatives to enhance value, "[t]here appears to be some basis for your view that Marsh may exclude the proposal under rule 14a-8(i)(7) as relating to ordinary business operations. We note that the proposal appears to be directed at Marsh's general business strategies and operations."). See also JMAR Industries, Inc. (available April 30, 1997) (stating that a proposal requiring the board to produce a written budget and strategic plan designed to achieve specific levels of earnings per share "is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., strategies to achieve specific financial objectives)" and could therefore be omitted in reliance on Rule 14a-8(i)(7)).

Because the Company's strategic planning process is necessarily linked to the conduct of its business operations, the Proposal is, in our view, properly excludable under Rule 14a-8(i)(7).

Conclusion

In the light of the foregoing considerations, we believe the Proposal may be properly omitted from the Company's proxy materials under Rule 14a-8(i)(10) or Rule 14a-8(i)(7), or both. On behalf of the Company, we respectfully request confirmation that the Staff will not recommend an enforcement action against the Company if the Company omits the Proposal from its proxy materials.

* * * * *

In accordance with Rule 14a-8(j), we are filing six paper copies of the Proposal and this letter and are simultaneously sending a copy of this letter and all attachments to Laborers' District Council of Western Pennsylvania Pension Fund.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter enclosed herein and returning it to our messenger.

We would request the opportunity to discuss this letter with you prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein.

If you have any questions, require further information, or wish to discuss this matter, please call Glenn M. Reiter, Esq. (212-455-3358) or Tara J. Wortman, Esq. (212-455-3467) of this firm or, alternatively, Christopher K. Kay, Esq., Executive Vice President – Operations and General Counsel (201-599-6586), or Steven Anthony Behar, Esq., Corporate Counsel (201-599-6579), of the Company.

Very truly yours,

Simpson Thacher & Bartlett

SIMPSON THACHER & BARTLETT

Attachments

cc: Dennis Sarnowski, Administrator of Laborers' District Counsel of Western Pennsylvania Fund
Linda Priscilla, Corporate Governance Advisor of Laborers' International Union of North America Corporate Governance Project
Christopher K. Kay, Esq.
Steven Anthony Behar, Esq.

Laborers COMBINED FUNDS OF WESTERN PENNSYLVANIA

Serving the Laborers' District Council of Western Pennsylvania Pension Fund, Welfare Fund and other affiliated Funds

1109 FIFTH AVENUE • PITTSBURGH, PENNSYLVANIA 15219-6203
PHONE: 1-412-263-0900

RECEIVED
DEC 14 2001

Sent Via Fax: (201) 262-8112

December 10, 2001

Christopher K. Kay
Executive Vice President-General Counsel and Secretary
Toys 'R' Us, Inc.
461 From Road
Paramus, NJ 07652

Re: Shareholder Proposal

Dear Mr. Kay:

On behalf of the Laborers' District Council of Western Pennsylvania Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Toys 'R' Us, Incorporated ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 6,100 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

LABORERS' DISTRICT COUNCIL OF
WESTERN PENNSYLVANIA PENSION FUND

Dennis Sarnowski

Dennis Sarnowski, Administrator

Enclosure
Cc. Linda Priscilla

Resolved, that the shareowners of Toys "R" Us, Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

Mellon

Mellon Trust

Sent Via Fax: (201) 262-8112

RECEIVED
DEC 14 2001

December 10, 2001

Christopher K. Kay
Executive Vice President-General Counsel and Secretary
Toys 'R' Us, Inc.
461 From Road
Paramus, NJ 07652

Re: Shareholder Proposal

Dear Mr. Kay:

Mellon Bank holds 6,100 shares of Toys 'R' Us, Incorporated common stock beneficially for the Laborers' District Council of Western Pennsylvania Pension Fund, the proponent of a shareholder proposal submitted to Toys 'R' Us, Incorporated and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Board of Trustees of the Laborers' District Council of Western Pennsylvania Pension Fund, were purchased prior to December 7, 2000 and the fund continues to hold said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Lawrence Dax
Vice President

Global Securities Services
Suite 1315 • One Mellon Center • Pittsburgh, PA 15258-0001
A Mellon Financial Company℠

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Toys "R" Us, Inc.
Incoming letter dated February 8, 2002

The proposal urges the board to prepare a description of the board's role in the development and monitoring of Toys "R" Us' long-term strategic plan.

We are unable to concur in your view that Toys "R" Us may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of Toys "R" Us' ordinary business operations. Accordingly, we do not believe that Toys "R" Us may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Toys "R" Us may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Toys "R" Us may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Maryse Mills-Apenteng
Attorney Advisor